

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 9, 2011

<u>Sent by U.S. Mail</u>
Mr. Peter Hodyno
President
Secure Digital, Inc.
2 Glenwood Lane
Huntington, New York 11743

      Re: Secure Digital, Inc.
             Registration Statement on Form S-1
             Filed November 4, 2011
             Amendment No. 1 to Registration Statement on Form S-1
             Filed November 7, 2011
             File No. 333-177744

Dear Hodyno:

      Our preliminary review of your registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. We will not perform a detailed examination of the registration statement at this time and we will not issue comments until the comment below is addressed because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies. Specifically, we noted the following deficiency:

1.   The audit report of your independent registered public accounting firm is not manually signed as is required by Rule 2-02(a) of Regulation S-X. Please be sure that your amended filing includes an accountants' report that meets the technical requirements of Rule 2-02(a).

      If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, you may contact me at (202) 551-3462. If you thereafter require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: Via E-mail
        Jill Arlene Robbins, Esq.